Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO
SELL ITS PROJECT IN BANGALORE, INDIA BY ITS SUBSIDIARY, ELBIT
PLAZA INDIA REAL ESTATE HOLDINGS LIMITED

Tel Aviv, Israel, September 30, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcement dated on December 2, 2015, regarding an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India by Elbit Plaza India Real Estate Holdings Limited (“EPI” - a joint venture company of EI and its 45% subsidiary, Plaza Centers N.V.) to a local investor , the following matters:

1.	The Sale of the project in Bangalore has not been completed until the long stop date, September 30, 2016 (the "LSD").
2.	As a result, the Company and the Local Investor has reached these preliminary understandings:

a.	The Local Investor will pay EPI an advance payment of 5 Crore Rupees (approximately €0.65 million) prior to 30.9.2016.
b.	The securities provided by the Local Investor to EPI under the Sale Agreement will remain effective and unchanged (the "Securities").
c.	Subject to the payment of the First Advance Payment, the LSD will be extended until November 15, 2016.
d.	The Local Investor will pay additional advance payments (the "Additional Advance Payments") as follows:

                                         i.      32 Crore rupees (approximately €4.3 million) in two instalments during the fourth quarter of 2016.

                                         ii.     Additional 22.5 Crore rupees (approximately €3 million) during the second quarter of 2017.

e.	Subject to the execution of all the Additional Advance Payments, the LSD will be extended until September 15, 2017.
f.	If the Local Investor will fail to execute any of the advance payments, than EPI shall be able to enforce its rights under the Sale Agreement including the execution of the Securities.

3.	At this preliminary stage, there is no definitive agreement between EPI and the Local Investor and there is no certainty that any of the aforementioned understandings will be executed.
4.	In case the parties will not reach such final agreement, EPI will consider its further steps with respect to the Sale Agreement, including, inter alia, the execution of the Securities.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com